UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)
                                (Amendment No. 1)

                           SYNUTRA INTERNATIONAL, INC.
                        (f/k/a Vorsatech Ventures, Inc.)
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                                (Name of Issuer)

                    Common Stock, Par Value $0,0001 Per Share
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                         (Title of Class of Securities)

                                   87164C 10 2
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                                 (CUSIP Number)

                          SYNUTRA INTERNATIONAL, INC.
                         2275 Research Blvd., Suite 500
                               Rockville, MD 20850
                                 (301) 840-3888
                               Attn: Weiguo Zhang
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2005
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Liang Zhang

                  N/A
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                  OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)

                        Item  2(d) |_|
                        Item  2(e) |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  People's Republic of China
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                          7        SOLE VOTING POWER
                                     36,000,000
          NUMBER OF       ------------------------------------------------------
           SHARES         8        SHARED VOTING POWER
        BENEFICIALLY                 0
          OWNED BY        ------------------------------------------------------
            EACH          9        SOLE DISPOSITIVE POWER
          REPORTING                  36,000,000
           PERSON         ------------------------------------------------------
            WITH          10       SHARED DISPOSITIVE POWER
                                     0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  36,000,000(1)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.67%(2)
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14       TYPE OF REPORTING PERSON

                  IN
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(1) Includes 36,000,000 shares owned by Beams Power Investment Limited
("Beams"), a British Virgin Islands company. Mr. Liang Zhang is the controlling stockholder and Chairman of Beams.

(2) Based on 54,000,713 shares of the Issuer's common stock outstanding as of November 12, 2007.

      This Amendment No. 1 (this "Amendment") amends the Schedule 13D previously filed by Beams Power Investment Limited ("Beams"), a British Virgin Islands corporation, with respect to its beneficial ownership in Synutra International, Inc. (the "Issuer").

      This Amendment is being filed to add Mr. Liang Zhang as a reporting person and to disclose the beneficial ownership by Mr. Liang Zhang ("Liang Zhang") of shares of common stock of the Issuer. Liang Zhang is the controlling stockholder and Chairman of Beams. In addition, Liang Zhang is the Chief Executive Officer of the Issuer. In particular, this Amendment amends Item 2 and Item 5 set forth in the previously filed Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is amended to add the following:

(a) Liang Zhang

(b) 103 Dong Lu Yuan, Tongzhou District, Beijing, People's Republic of China, 101101

(c) Chief Executive Officer of the Issuer

(d) During the past five years, Liang Zhang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Liang Zhang was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Liang Zhang is a citizen of the People's Republic of China.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to add the following:

(a) Liang Zhang is the beneficial owner of 36,000,000 shares of the common stock of the Issuer, representing 66.67% of the issued and outstanding shares of common stock of the Issuer, based on 54,000,713 shares of common stock outstanding as of November 12, 2007. Of the 36,000,000 shares of common stock of the Issuer held by Liang Zhang, 36,000,000 shares are held indirectly through Beams. Liang Zhang is the controlling stockholder and Chairman of Beams.

(b) Liang Zhang has sole power to vote and sole power to dispose with respect to 36,000,000 shares of the Issuer.

(c) Liang Zhang has not effected any transactions in the common stock of the Issuer in the past sixty days.

(d) Not applicable.

(e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 11, 2007

                                   LIANG ZHANG




                                   By: /s/ Liang Zhang
                                      ---------------------------------
                                   Name:   Liang Zhang